NEWS RELEASE 09-23	JULY 16, 2009

FRONTEER INITIATES PERMITTING FOR
UNDERGROUND ACCESS AT NORTHUMBERLAND GOLD DEPOSIT

Fronteer Development Group Inc. (FRG – TSX/NYSE Amex) announces today that permitting is underway for a 280-metre decline to access the deeper extension of its 100% owned Northumberland gold deposit in Nevada. The company is committed to advancing the Northumberland project towards feasibility and the development of an underground decline is a necessary step in gathering data to achieve this goal.

The decline will provide access for:

  Development of ramps and drifts for an exploration drill program to better define the grade and continuity of mineralization, particularly in the areas where surface drilling has intersected high-grades.

  Metallurgical sampling for continued process development work, as well as metallurgical bulk samples for pilot testing.

“Northumberland has a large resource with good grade and an even better address,” says Troy Fierro, Fronteer Chief Operating Officer. “However, the project has never received the dedicated attention or comprehensive work commitment necessary to assess its full potential. Unlocking the value of this undeveloped Carlin-type deposit is a key component of the company’s growth strategy in Nevada.”

Among the engineering and design work completed for the state permit applications, two hydrogeological test holes were drilled. The holes confirmed the groundwater elevation is below the level of the decline target area. Samples collected for waste-rock characterization tests have indicated that the waste rock will be non-acid generating. The initial hydrogeological model indicates dewatering and water treatment will not be an issue for the decline and planned development.

It is anticipated that permitting for the decline will take approximately nine months during which time the company will develop a detailed schedule for underground drilling, metallurgical sampling, data evaluation and economic analysis. A regional exploration program based on new geological modeling is also being developed.

The Northumberland gold deposit is located entirely on private lands owned by Fronteer. Gold mineralization at Northumberland is characterized by a stacked sequence of three broad mineralized envelopes hosting a number of high-grade shoots and lenses, many of which exceed 20 metres in thickness. Detailed drilling from underground is anticipated to enhance the confidence level in the distribution and continuity of grade to support ongoing advancement of this project.

METALLURGICAL CHARACTERIZATION AND TESTING

Geochemical characterization of various refractory mineralization types, metallurgical sampling and metallurgical testing are part of Fronteer’s multi-phased, metallurgical development program that is being carried out in parallel with surface and future underground exploration, as well as resource development activities.

The metallurgical program is designed and managed by Gary Simmons, of GL Simmons Consulting LLC. Mr. Simmons’ work experience includes metallurgical analyses of numerous mineralized materials and ores for

Newmont and Santa Fe Pacific Gold in Nevada that are similar to Northumberland mineralization, including Twin Creeks and deposits along Newmont’s North Carlin Trend.

As part of the Phase 1 metallurgy program, Fronteer drilled six PQ core holes in 2008. Twenty metallurgical samples were collected and compiled into 13 composites representing mildly refractory and primary sulfide mineralization. These 13 composites were then condensed into three master composites for metallurgical characterization and alkaline pressure oxidation testing. Testing is being conducted at Dawson Metallurgical Laboratories in Salt Lake City, Utah. Results from the Phase 1 testing program are expected to be available in September 2009.

BACKGROUND
Northumberland is a successful past producing gold mine, having produced between 200,000 and 300,000 ounces from oxide and mildly transitional ores via run of mine and crushed ore heap leach operations. Gold production ceased in 1991 due to low gold prices.

Northumberland has an indicated resource of 36.5 million tonnes at 1.92 grams per tonne gold (2,259,000 ounces gold), and an additional inferred resource of 6.9 million tonnes at 3.49 g/t gold (776,000 ounces gold).

Northumberland, Long Canyon and Sandman are Fronteer's most advanced gold projects and comprise the Company’s future production platform in Nevada. For more information on Northumberland and Fronteer's other Nevada projects, visit: http://www.fronteergroup.com/?q=content/nevada

James Ashton P.E. is designated as a Qualified Person who has overseen the collection and verification of the data for this release and has reviewed and approved this release's content.

ABOUT FRONTEER
Fronteer is an exploration and development company with three key gold projects in Nevada forming its platform for future gold production. Fronteer also has a 40% interest in three gold and copper-gold projects in western Turkey, and 100% ownership of Aurora Energy Resources, a private subsidiary advancing a world-class uranium district in Labrador, Canada. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group., is the designated Qualified Person who has prepared the Northumberland resource estimate. Mineral resources have been estimated in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in November 2003, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resource estimate is as of May 1, 2008 and was conducted using a combination of Ordinary Kriging (gold) and Inverse-Distance Weighting (silver) grade interpolations within an ‘unwrinkled’ 3-D block model in Gemcom software. A total of 17,149 assays from 1,119 drill holes (core, RC and rotary drilling) were capped and composited to 10 ft lengths, then separated into high and low grade domains within three distinct mineralized horizons, constrained by hand-digitized, 3-D solids. Each horizon was ‘unwrinkled’ into a separate flat horizon to facilitate continuous interpolation across variably dipping segments of the deposit, then back-transformed into real space. Densities were based on 295 s.g. measurements and assigned according to lithological proportions in different areas of the deposit and degree of oxidation. Three different resource types were defined in order to reflect the different anticipated costs of extraction for open pit versus underground mining, and heap leach versus sulfide processing. Cut-off grades for each resource type were estimated using cost ranges of existing operations for various parameters, such as mining and processing costs, general and administrative, sales and refining costs, and an assumed gold price of $700 per ounce. The three different resource types are: open pit oxide and sulfide, based on gold cyanide extraction ratios (oxide resource =

cyanide leach assay/fire assay greater than 0.5), and underground, based on depth below surface (2,286-metre elevation, constrained by preliminary internal Lerchs-Grossman pit optimizations). Mineral resources were classified according to: (i) geological confidence, (ii) number of drill holes, and (iii) average distances to samples used in each block estimate. Further details of the estimation procedure are available in the amended and restated NI 43-101 report, which is posted on SEDAR (www.sedar.com).

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.